Exhibit 99.1

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400 093, Tel.: +91-22 6643 4500, Fax: +91-22 6643 4530

Website: www.vedantalimited.com; E-mail ID: comp.sect@vedanta.co.in

NOTICE OF THE 57TH ANNUAL GENERAL MEETING

Notice is hereby given that the 57th Annual General Meeting (“AGM/Meeting”) of Vedanta Limited (“the Company”) will be held on Wednesday, 10 August 2022, at 3:00 p.m. IST through Video Conferencing (“VC”)/Other Audio-Visual Means (“OAVM”) to transact the following businesses:

Ordinary Business:

1.

To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended 31 March 2022, and the reports of the Board of Directors and Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Standalone Financial Statements of the Company for the financial year ended 31 March 2022, and the reports of the Board of Directors and Auditors thereon laid before this meeting be and are hereby received, considered and adopted.”

2.

To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended 31 March 2022, and the report of the Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Consolidated Financial Statements of the Company for the financial year ended 31 March 2022, and the report of the Auditors thereon laid before this meeting be and are hereby received, considered and adopted.”

3.

To confirm the payment of first interim dividend of ₹18.50 per equity share i.e. 1850%, second interim dividend of ₹13.50 per equity share i.e. 1350% and third interim dividend of ₹13.00 per equity share i.e. 1300% aggregating to ₹45.00 on face value of ₹1/- each for the financial year ended 31 March 2022 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the first Interim dividend of ₹18.50 per equity share i.e. 1850% on face value of ₹1/- each fully paid up for the Financial Year 2021-22 approved by the Board of Directors of the Company and already paid, be and is hereby confirmed.”

“RESOLVED FURTHER THAT the second Interim dividend of ₹13.50 per equity share i.e. 1350% on face value of ₹1/- each fully paid up for the Financial Year 2021-22 approved by the Board of Directors of the Company and already paid, be and is hereby confirmed.”

“RESOLVED FURTHER THAT the third Interim dividend of ₹13.00 per equity share i.e. 1300% on face value of ₹1/- each fully paid up for the Financial Year 2021-22 approved by the Board of Directors of the Company and already paid, be and is hereby confirmed.”

4.

To re-appoint Ms. Priya Agarwal (DIN: 05162177), who retires by rotation and being eligible, offers herself for reappointment, as a Director and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, Ms. Priya Agarwal (DIN: 05162177), who retires by rotation at this meeting and being eligible has offered herself for reappointment, be and is hereby re-appointed as Director of the Company, liable to retire by rotation.”

Special Business:

5.

To consider and approve the reappointment of Mr. Akhilesh Joshi (DIN: 01920024) as a Non-Executive Independent Director for the second and final term of two (2) years effective from 01 July 2022 to 30 June 2024 of the Company and in this regard, pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the “Act”) and the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) (including any statutory modification or re-enactment(s) thereof for the time being in force), on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Akhilesh Joshi (DIN: 01920024), whose tenure expires on 30 June 2022 and who has submitted a declaration of independence as provided under Section 149(6) of the Act and applicable rules made thereunder and Regulation 16(1)(b) of the Listing Regulations and is eligible for reappointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act from a member proposing his candidature for the office of Director, be and is hereby re-appointed as a Non-Executive Independent Director of the Company, not liable to retire by rotation, to hold office for a second and final term of two (2) years effective from 01 July 2022 to 30 June 2024, on such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers to any officer(s)/authorised representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

6.

To approve entering into Material Related Party Transaction with Bharat Aluminium Company Limited (“BALCO”), a subsidiary of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended till date, (“Listing Regulations”), the applicable provisions of the Companies Act, 2013 (“the Act”) read with Rules made thereunder, as amended and issued from time to time, other applicable laws/ statutory provisions, if any, (including any statutory modification(s) or amendment(s) or re-enactment(s) thereof, for the time being in force), the Company’s Policy on Related Party Transactions (“RPTs”) and subject to such approval(s), consent(s), permission(s) as may be necessary from time to time and basis the approval and recommendation of the Audit and Risk Management Committee and the Board of Directors of the Company, the approval of the members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “Board” which term shall be deemed to include the Audit and Risk Management Committee of the Company and any duly authorized Committee of Directors constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), to enter into and/or to carry out and/or continue to enter into and/or carry out the Related Party Transaction(s)/Contract(s)/Arrangement(s)/Agreement(s) with Bharat Aluminium Company Limited (“BALCO”), a Subsidiary of the Company and a “Related Party” under Section 2(76) of the Act and Regulation 2(1)(zb) of the Listing Regulations for an aggregate value of up to ₹4,984 Crores for FY 2023 in the nature of:-

a)	Sale of Goods and Services, Stores and Spares, Fixed Assets;

b)	Purchase of Goods and Services, Stores and Spares, Fixed Assets; and

c)	Availing/rendering of any kind of services or any other transactions for transfer of resources,

services or obligations and other reimbursement (residual RPTs).

on such terms and conditions as mentioned in the explanatory statement to this resolution and as may be mutually agreed between the Company and BALCO, provided that the said contract(s)/arrangement(s)/transaction(s) shall be carried out at arm’s length basis and in the ordinary course of business of the Company.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to do and perform all such acts, deeds, matters and things, as may be necessary and as it may deem fit at its absolute discretion and to take all such steps as may be required in this connection including finalizing and executing necessary documents, contract(s), scheme(s), agreement(s) and such other documents as may be required, seeking all necessary approvals to give effect to this resolution, for and on behalf of the Company and settling all such issues, questions, difficulties or doubts whatsoever that may arise and to take all such decisions herein conferred to, without being required to seek further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT Board, be and is hereby authorized to delegate all or any of the powers herein conferred, to any Director(s) or Chief Financial Officer, Company Secretary or any other Officer(s) / Authorized Representative(s) of the Company, to do all such acts and take such steps, as may be considered necessary or expedient, to give effect to the aforesaid resolution(s).

RESOLVED FURTHER THAT all actions taken by the Board or any other person so authorized by the Board, in connection with any matter referred to or contemplated in this resolution, be and are hereby approved, ratified and confirmed in all respects.”

2	Vedanta Limited

Notice

7.	To approve entering into Material Related Party Transaction with ESL Steel Limited (“ESL”), a subsidiary of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended till date, (“Listing Regulations”), the applicable provisions of the Companies Act, 2013 (“the Act”) read with Rules made thereunder, as amended and issued from time to time, other applicable laws/ statutory provisions, if any, (including any statutory modification(s) or amendment(s) or re-enactment(s) thereof, for the time being in force), the Company’s Policy on Related Party Transactions (“RPTs”) and subject to such approval(s), consent(s), permission(s) as may be necessary from time to time and basis the approval and recommendation of the Audit and Risk Management Committee and the Board of Directors of the Company, the approval of the members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “Board” which term shall be deemed to include the Audit and Risk Management Committee of the Company and any duly authorized Committee of Directors constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), to enter into and/or to carry out and/or continue to enter into and/or carry out the Related Party Transaction(s)/ Contract(s)/Arrangement(s)/Agreement(s) with ESL Steel Limited (“ESL”), a Subsidiary of the Company and a “Related Party” under Section 2(76) of the Act and Regulation 2(1)(zb) of the Listing Regulations for an aggregate value of up to ₹1,712 Crores for FY 2023 in the nature of:-

a)	Sale of Goods and Services, Stores and Spares, Fixed Assets;

b)	Purchase of Goods and Services, Stores and Spares, Fixed Assets; and

c)	Availing/rendering of any kind of services or any other transactions for transfer of resources, services or obligations and other reimbursement (residual RPTs).

on such terms and conditions as mentioned in the explanatory statement to this resolution and as may be mutually agreed between the Company and ESL, provided that the said contract(s)/arrangement(s)/transaction(s) shall be carried out at arm’s length basis and in the ordinary course of business of the Company.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to and perform all such acts, deeds, matters and things, as may be necessary and as it may deem fit at its absolute discretion and to take all such steps as may be required in this connection including finalizing and executing necessary documents, contract(s), scheme(s), agreement(s) and such other documents as may be required, seeking all necessary approvals to give effect to this resolution, for and on behalf of the Company and settling all such issues, questions, difficulties or doubts whatsoever that may arise and to take all such decisions herein conferred to, without being required to seek further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT Board, be and is hereby authorized to delegate all or any of the powers herein conferred, to any Director(s) or Chief Financial Officer, Company Secretary or any other Officer(s) / Authorized Representative(s) of the Company, to do all such acts and take such steps, as may be considered necessary or expedient, to give effect to the aforesaid resolution(s).

RESOLVED FURTHER THAT all actions taken by the Board or any other person so authorized by the Board, in connection with any matter referred to or contemplated in this resolution, be and are hereby approved, ratified and confirmed in all respects.”

8.

To approve entering into Material Related Party Transaction with Sterlite Power Transmission Limited (“SPTL”), a fellow subsidiary of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended till date, (“Listing Regulations”), the applicable provisions of the Companies Act, 2013 (“the Act”) read with Rules made thereunder, as amended and issued from time to time, other applicable laws/ statutory provisions, if any, (including any statutory modification(s) or amendment(s) or re-enactment(s) thereof, for the time being in force), the Company’s Policy on Related Party Transactions (“RPTs”) and subject to such approval(s), consent(s), permission(s) as may be necessary from time to time and basis the approval and recommendation of the Audit and Risk Management Committee and the Board of Directors of the Company, the approval of the members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “Board” which term shall be deemed to include the Audit and Risk Management Committee of the Company and any duly authorized Committee of Directors constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), to enter into and/or to carry out and/or continue to enter, carry out the Related Party Transaction(s)/Contract(s)/Arrangement(s)/Agreement(s) with Sterlite Power Transmission Limited (“SPTL”), a fellow Subsidiary of the Company and a “Related Party” under Section 2(76) of the Act and Regulation 2(1)(zb) of the Listing Regulations for an aggregate value of up to ₹1,965 Crores for FY 2023 in the nature of:-

a)	Sale of Goods and Services, Stores and Spares, Fixed Assets;

b)	Purchase of Goods and Services, Stores and Spares, Fixed Assets; and

c)	Availing/rendering of any kind of services or any other transactions for transfer of resources, services or obligations and other reimbursement (residual RPTs).

on such terms and conditions as mentioned in the explanatory statement to this resolution and as may be mutually agreed between the Company and SPTL, provided that the said contract(s)/arrangement(s)/transaction(s) shall be carried out at arm’s length basis and in the ordinary course of business of the Company.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to and perform all such acts, deeds, matters and things, as may be necessary and as it may deem fit at its absolute discretion and to take all such steps as may be required in this connection including finalizing and executing necessary documents, contract(s), scheme(s), agreement(s) and such other documents as may be required, seeking all necessary approvals to give effect to this resolution, for and on behalf of the Company and settling all such issues, questions, difficulties or doubts whatsoever that may arise and to take all such decisions powers herein conferred to, without being required to seek further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT Board, be and is hereby authorized to delegate all or any of the powers herein conferred, to any Director(s) or Chief Financial Officer, Company Secretary or any other Officer(s) / Authorized Representative(s) of the Company, to do all such acts and take such steps, as may be considered necessary or expedient, to give effect to the aforesaid resolution(s).

RESOLVED FURTHER THAT all actions taken by the Board or any other person so authorized by the Board, in connection with any matter referred to or contemplated in this resolution, be and are hereby approved, ratified and confirmed in all respects.”

9.	To ratify the remuneration of Cost Auditors for the financial year ended 31 March 2023 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 (the ‘Act’) read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and pursuant to the recommendation of the Audit and Risk Management Committee and approval of the Board of Directors, the remuneration, as set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company to conduct the audit of cost records of the Company for the financial year ended 31 March 2023, be and is hereby ratified.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers to any officer(s)/authorised representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

By Order of the Board of Directors

Sd/

Prerna Halwasiya

Company Secretary & Compliance Officer

ACS No. 20856

Place: New Delhi

Dated: 05 July 2022

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue-,

Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

E-mail ID: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

4	Vedanta Limited

Notice

NOTES:

1.

Considering the ongoing COVID-19 pandemic, the Ministry of Corporate Affairs (“MCA”) has, vide its circular 05 May 2022 read together with circulars 05 May 2020, 13 January 2021 (collectively referred to as “MCA Circulars”) and Securities Exchange Board of India (“SEBI”) vide its Circular No. SEBI/HQ/CFD/ CMD2/CIRP/P/2022/62 dated 13 May 2022 and other applicable notifications in this regard have permitted convening the Annual General Meeting (“AGM”/“Meeting”) through Video Conferencing (“VC”) or Other Audio Visual Means (“OAVM”), without physical presence of the members at a common venue till 31 December 2022. In accordance with the MCA Circulars, provisions of the Companies Act, 2013 (the “Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), the AGM of the Company is being held through VC / OAVM. The deemed venue for the AGM shall be the Registered Office of the Company.

2.

The Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 (the “Act”) setting out the material facts relating to the special businesses to be transacted at the 57th AGM is annexed hereto. Item no. 5 to 6 which are included as Special Business to be considered in the ensuing AGM, due to its unavoidable nature.

3.

The Company has engaged the services of National Securities Depository Limited (“NSDL”) as the Agency for providing e-Voting facility (remote e-Voting and voting at AGM) to the shareholders of the Company in order to cast their votes electronically in terms of the aforesaid MCA Circulars.

4.

Generally, a member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. Since this AGM is being held through VC / OAVM pursuant to the MCA Circulars, physical attendance of Members has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed hereto.

5.	As the AGM will be held through VC / OAVM, the route map of the venue of the Meeting is not annexed hereto.

6.

Institutional/Corporate Members are entitled to appoint authorised representatives to attend the AGM through VC / OAVM and cast their votes through e-voting. Institutional/Corporate Members are requested to send a scanned copy in pdf/jpg format of the Board Resolution/Power of Attorney authorising its representatives to attend and vote at the AGM pursuant to Section 113 of the Act, E-mail at vedlscrutinizer@gmail.com and evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on “Upload Board Resolution / Authority Letter” displayed under “e-Voting” tab in their login.

7.

In terms of the provisions of Section 152 of the Act, Ms. Priya Agarwal, Director, retires by rotation at the Meeting. The Nomination and Remuneration Committee and the Board of Directors of the Company recommend her reappointment. Ms. Priya Agarwal is interested in the Ordinary Resolution set out at Item No. 4 of the Notice with regard to her reappointment. Mr. Anil Agarwal, Non-Executive Chairman and Mr. Navin Agarwal, Executive Vice-Chairman, being related to Ms. Priya Agarwal be deemed to be interested in the resolution set out at Item No. 4 of the Notice. Save and except the above, none of the Directors/Key Managerial Personnel of the Company/ their relatives are, in any way, concerned or interested, financially or otherwise, in the Ordinary Business set out under Item No. 1 to 4 of the Notice.

8.

The relevant details, pursuant to Regulation 26(4) and 36(3) of Listing Regulations and Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, in respect of directors seeking appointment/re-appointment at this AGM are also annexed herewith.

9.	Participation of members through VC / OAVM will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.

10.	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

11.	The Register of Members and Share Transfer Books of the Company will remain closed from Friday, 05 August 2022 to Tuesday, 09 August 2022 (both days inclusive).

DISPATCH OF ANNUAL REPORT THROUGH ELECTRONIC MODE AND REGISTRATION OF E-MAIL IDs

12.

In compliance with the MCA Circulars and SEBI Circulars, Notice of the AGM along with the Integrated Annual Report 2021-22 is being sent only through electronic mode to those members whose E-mail address is registered with the Company/ Depository Participants (“DPs”). Members may note that the Notice and Annual Report 2021-22 will also be available on the Company’s website www.vedantalimited.com, website of the Stock Exchanges, i.e., BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL https://www. evoting.nsdl.com, Company’s Registrar & Transfer Agent, KFin Technologies Limited (formerly known as KFin Technologies Private Limited) (“KFintech”). No physical copy of the Notice and the Annual Report has been sent to members who have not registered their E-mail addresses with the Company/DPs/KFintech.

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

13.

Members whose E-mail ID is not registered and who wish to receive the Notice of the AGM, Annual Report and all other communications by the Company, from time to time may get their E-mail IDs registered by submitting Form ISR-1 to KFintech at einward.ris@kfintech.com or to the Company at comp.sect@vedanta.co.in. However, for the shares held in demat form, members are requested to write to their respective DPs.

PROCEDURE FOR JOINING THE AGM THROUGH VC / OAVM:

14.

The Company has engaged the services of National Securities Depository Limited (“NSDL”). Members will be able to attend the AGM through VC / OAVM or view the live webcast of the AGM provided by NSDL by following the instructions provided in the notes to the Notice of the AGM.

15.	Facility to join the Meeting shall be opened thirty (30) minutes before the scheduled time of the Meeting and shall be kept open throughout the proceedings of the Meeting.

16.	The facility of participation at the AGM through VC / OAVM will be made available to at least 1,000 Members on a first come first served basis.

17.

Members requiring any assistance/ support for participation before or during the AGM, can contact NSDL on evoting@nsdl.co.in or can call at toll free no. 1800-1020-990 and 1800-224-430 or can contact Ms. Sarita Mote, Assistant Manager, at the designated E-mail ID – evoting@nsdl.co.in.

PROCEDURE FOR SPEAKER REGISTRATION OR TO RAISE QUESTIONS / QUERIES

18.

The members who have any questions on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries in advance, latest by Tuesday, 02 August 2022 (5:00 p.m. IST) through E-mail at compliance.officer@vedanta.co.in by mentioning their name, DP ID and Client ID/ Folio No., E-mail ID, mobile number.

19.

Members who would like to express their views or ask questions during the AGM may register themselves as speaker by sending their request from their registered E-mail address mentioning their name, DP ID and Client ID/Folio No., No. of shares, PAN, mobile number at compliance.officer@vedanta.co.in on or before Tuesday, 02 August 2022 (5:00 p.m. IST). Those members who have registered themselves as a speaker will only be allowed to express their views, ask questions during the AGM. The Company reserves the right to restrict the number of speakers as well as the speaking time depending upon the availability of time at the AGM. The members may view the criteria for identification/ selection of speakers which is available on the website of the Company at www.vedantalimited.com.

20.	All shareholders attending the AGM will have the option to post their comments/queries through a dedicated Chat box that will be available below the meeting screen.

21.

The Register of Directors and Key Managerial Personnel and their shareholding maintained under Section 170 of the Act, the Register of Contracts or Arrangements in which the Directors are interested, maintained under Section 189 of the Act and the Certificate from Secretarial Auditors of the Company certifying that the Employee Stock Option Scheme of the Company are being implemented in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations 2014, shall be made available for inspection by the members during the AGM.

22.

All documents referred to in the Notice will also be available electronically for inspection without any fee by the Members from the date of circulation of this Notice up to the date of AGM. Members seeking to inspect such documents can send an E-mail to compliance.officer@vedanta.co.in.

23.

Members who are holding shares in physical form are requested to address all correspondence concerning transmissions, sub-division, consolidation of shares or any other share related matters and/or change in address or updation thereof with KFintech, Company’s Registrar and Transfer Agents. Members, whose shareholding is in electronic mode are requested to intimate the change of address, registration of E-mail address and updation of bank account details to their respective DPs.

24.

Pursuant to Section 124(6) and Section 125 of the Companies Act, 2013 read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and amendments thereto (“IEPF Rules”) the amount of unpaid/unclaimed dividend for a period of seven years from the date of transfer to the Unpaid Dividend account is required to be transferred to Investor Education and Protection Fund (“IEPF Authority”) established by the Central Government. The Company has transferred the unpaid or unclaimed dividends declared upto the financial years 2013-14 from time to time on the respective due dates.

Additionally, all the shares in respect of which dividend has not been paid/claimed for a period of seven consecutive years or more shall be transferred in the name of IEPF Authority.

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

6	Vedanta Limited

Notice

The Members whose unclaimed dividend/shares have been transferred to IEPF, may claim the same by applying to the IEPF Authority through submission of an online Form IEPF-5 on the website of IEPF Authority www.iepf.gov.in. The details of such unclaimed dividend /shares transferred to IEPF has been uploaded on the website of the Company at www.vedantalimited.com and www.iepf.gov.in.

Further, members can claim for the unpaid/unclaimed dividend by writing to the Company or KFintech before the same becomes due for transfer to IEPF.

25.

SEBI has mandated for all companies to utilise the bank account details furnished by the Depositories and the bank account details as maintained by the Registrar & Transfer Agent (“RTA”) for payment of dividend electronically to members.

To enable the members to receive the dividend at the earliest, the Members holding shares in physical form are requested to submit particulars of their bank accounts in ‘Form ISR-1’ along with the original cancelled cheque bearing the name of the Member to the Company/ KFintech to update/ change their bank account details and all the eligible members holding shares in demat mode are requested to update with their respective DPs their correct Bank Account Number, including 9 Digit MICR Code and 11 digit IFSC Code. Members holding shares in physical form may communicate the details to KFintech, Hyderabad office by mentioning the folio number and attaching photocopy of the cheque leaf of their active bank account and a self-attested copy of their PAN card.

26.

Non-Resident Indian members are requested to inform KFintech/their respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particulars of their bank accounts maintained in India with complete details.

27.

Individual letters have been sent to all the members holding shares of the Company in physical mode to enable the members to furnish/ change/ update their E-mail ID, mobile number, PAN, other KYC details or changes/update through Form ISR-1, for Nomination as provided in Rules 19(1) of Companies (Share Capital and Debenture) Rules, 2014 through Form SH-13, declaration to opt out through Form ISR-3, Cancellation of nomination by the holder/Change of Nominee through Form SH-14 pursuant to SEBI circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/ CIR/2021/655 dated 03 November 2021. The forms are also available on the website of the Company at www.vedantalimited.com.

28.

SEBI vide its circular No. SEBI/HO/MIRSD/MIRSD_ RTABM/P/CIR/2022/8 dated 25 January 2022 has mandated the listed companies to issue securities in demat only while processing service request i.e. issue of duplicate certificates, claim from unclaimed suspense account, renewal/ exchange of securities certificates sub-division/ split & consolidation of securities certificate/ folio, transmission, and transposition. Accordingly, members are requested to make the mentioned service requests by submitting duly filled ISR-4 which is also available on the website of the Company at www.vedantalimited.com.

PROCEDURE FOR REMOTE E-VOTING AND E-VOTING AT THE AGM:

29.

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with the Companies (Management and Administration) Rules, 2014, as amended, and Regulation 44 of SEBI Listing Regulations read with circular of SEBI on e-Voting Facility provided by Listed Entities, dated 09 December 2020, the Company is providing to its Members facility to exercise their right to vote on resolutions proposed to be passed at the AGM by electronic means.

30.

Members may cast their votes remotely, using an electronic voting system on the dates mentioned herein below (“remote e-Voting”). Further, the facility for voting through electronic voting system will also be made available at the Meeting and members attending the Meeting who have not cast their vote(s) by remote e-Voting will be able to vote at the Meeting.

31.

Mr. Upendra Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654) has been appointed as the Scrutinizer for conducting the e-Voting process including remote e-Voting in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose.

32.	The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 a.m. (IST) on Friday, 05 August 2022

End of remote e-voting	Upto 5:00 p.m. (IST) on Tuesday, 09 August 2022

a)	A member can opt for only single mode of voting, i.e. through remote e-voting or during the Meeting.

b)	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again;

c)	The members may please note that the remote e-voting shall not be allowed beyond the above- mentioned date and time;

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

d)

Any person holding shares in physical form and non-individual shareholders, who acquire shares of the Company and become member of the Company after the Notice is sent through E-mail and holding shares as of the cut-off date i.e. Wednesday, 03 August 2022, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for remote e-voting, then you can use your existing user ID and password for casting your vote. If you have forgotten your password, you could reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on toll free no. 1800-1020-990 and 1800-224-430. In case of Individual Shareholders holding securities in demat mode, who acquire shares of the Company and become a Member of the Company after sending of the Notice and holding shares as of the cut-off date i.e. Wednesday, 03 August 2022, may follow steps mentioned in the Notice of the AGM under “Access to NSDL e-Voting system”;

e)	A person who is not a member as on the cut-off date should treat this Notice for information purpose only;

f)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of e-voting. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote during the Meeting;

g)

The voting rights of the members shall be in proportion to their shares of the paid-up equity share capital of the Company as on the cut-off date (record date) i.e. closure of Wednesday, 03 August 2022;

h)

The e-voting facility at the Meeting shall be operational till all the resolutions proposed in the Notice are considered and voted upon at the Meeting and may be used for voting only by the Members holding shares as on the Cut-off date who are attending the Meeting and who have not already cast their vote(s) through remote e-voting;

i)

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password;

j)

To attend to any queries, you may refer the Frequently Asked Questions (FAQs) and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: 1800-1020-990 and 1800-224-430 or send a request at evoting@nsdl.co.in or contact Ms. Sarita Mote, Assistant Manager, at the designated E-mail ID – evoting@nsdl.co.in at National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, who will also address the grievances connected with the voting by electronic means;

k)	The details of the process and manner for remote e-voting are explained below:

The procedure and instructions for remote e-voting are given below:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-Voting and joining virtual meetings for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated 09 December 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and E-mail ID in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1.	Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page, click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
	2.	If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

8	Vedanta Limited

Notice

Type of shareholders	Login Method

	3.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/ OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

	4.	Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience.

Individual Shareholders holding securities in demat mode with CDSL	1.	Existing users who have opted for Easi/Easiest, they can login through their user ID and password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi/Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

	2.	After successful login of Easi/Easiest the user will be also able to see the E Voting Menu. The Menu will have links of e-Voting service provider i.e. NSDL. Click on NSDL to cast your vote.

	3.	If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration.

	4.	Alternatively, the user can directly access e-Voting page by providing demat Account Number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where the e-Voting is in progress.

Individual Shareholders (holding securities in demat mode) login through their depository participants		You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL / CDSL for e-Voting facility. upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL / CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at above-mentioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800-1020-990 and 1800-224-430

Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542-43

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

B)	Login Method for e-Voting and joining virtual meetings for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******
b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************

c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5.	Password details for Shareholders other than Individual Shareholders are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)

If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)

If your E-mail ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your E-mail ID. Trace the E-mail sent to you from NSDL from your mailbox. Open the E-mail and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your E-mail ID is not registered, please follow steps mentioned below in process for those Shareholders whose E-mail IDs are not registered.

6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name, and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle and General Meeting is in active status.

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

10	Vedanta Limited

Notice

2.

Select “EVEN” of Company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on “VC / OAVM” link placed under “Join Meeting”.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for those Shareholders whose E-mail IDs are not registered with the depositories for procuring user ID and password and registration of E-mail IDs for e-voting for the resolutions set out in this notice:

1.

In case shares are held in physical mode please provide Folio No., Name of Shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by E-mail to comp.sect@vedanta.co.in.

2.

In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, Client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to comp.sect@vedanta.co.in. If you are an Individual Shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-Voting and joining virtual meeting, for Individual Shareholders holding securities in demat mode.

3.	Alternatively, Shareholders/members may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting by providing above mentioned documents.

4.

In terms of SEBI circular dated 09 December 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and E-mail ID correctly in their demat account in order to access e-Voting facility.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

1.	The procedure for e-Voting on the day of the AGM is same as the instructions mentioned above for remote e-Voting.

2.

Only those Members/Shareholders, who will be present in the AGM through VC / OAVM facility and have not casted their vote on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-Voting system in the AGM.

3.	Members who have voted through Remote e-Voting will be eligible to attend the AGM. However, they will not be eligible to vote at the AGM.

4.	The details of the person who may be contacted for any grievances connected with the facility for e-Voting on the day of the AGM shall be the same person mentioned for remote e-voting.

INSTRUCTIONS FOR ATTENDING THE AGM

THROUGH VC / OAVM:

1.

Member will be provided with a facility to attend the AGM through VC / OAVM through the NSDL e-Voting system. Members may access by following the steps mentioned above for Access to NSDL e-Voting system. After successful login, you can see link of “VC / OAVM link” placed under “Join meeting” menu against Company name. You are requested to click on VC / OAVM link placed under Join General Meeting menu. The link for VC / OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

2.	The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/

3.	Members are encouraged to join the Meeting through Laptops for better experience.

4.	Further, Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

5.

Please note that Participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

6.

Shareholders who would like to express their views/ have questions may send their questions in advance to compliance.officer@vedanta.co.in by mentioning their name, demat account number/folio number, E-mail ID, mobile number. The same will be replied by the Company suitably.

The joining links for the AGM and other details can also be accessed at: https://www.vedantalimited.com/vedanta2022/.

E-VOTING RESULT:

33.

The Scrutiniser will, after conclusion of e-voting at the meeting, scrutinise the votes cast at the meeting through e-voting and remote e-voting and make a consolidated scrutiniser’s report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting or a person authorised by him in writing who shall countersign the same. The Chairman or any other person authorised by the Chairman, shall declare the results within the prescribed timelines under applicable laws. The said results along with the report of the scrutiniser will also be placed on the website of the Company www.vedantalimited.com, the website of KFintech at https://evoting.kfintech.com/ and NSDL https://www.evoting.nsdl.com and shall also be displayed at the registered and corporate office of the Company. The results shall simultaneously be submitted to the Stock Exchange(s) and available at www.bseindia.com and www.nseindia.com. The resolutions will be deemed to be passed on the date of AGM subject to receipt of the requisite number of votes in favour of the resolutions.

34.	Subject to receipt of requisite number of votes, the Resolutions proposed in the Notice shall be deemed to be passed on the date of the Meeting, that is, Wednesday, 10 August 2022.

35.	The recorded transcript of this meeting, shall as soon as possible, be made available on the website of the Company.

Statement Pursuant to Section 102(1) of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“LODR Regulations”)

The following Statement sets out all material facts relating to the Ordinary/Special Business mentioned in the Notice

Item No. 5

Mr. Akhilesh Joshi was appointed as a Non-Executive Independent Director of the Company pursuant to Section 149 of the Act, read with Companies (Appointment and Qualification of Directors) Rules, 2014, by the members to hold office up to 30 June 2022. The Nomination and Remuneration Committee, vide resolution passed on 20 June 2022, after taking into account the performance evaluation of Mr. Akhilesh Joshi during his first term of one (1) year and considering his knowledge, acumen, expertise, experience, and substantial contribution, has recommended to the Board his reappointment for a second and final term of two (2) years. Based on the recommendation of the Nomination and Remuneration Committee, the Board on 21 June 2022, has recommended the reappointment of Mr. Akhilesh Joshi as a Non-Executive Independent Director, not liable to retire by rotation, for a second and final term of two (2) years with effect from 01 July 2022 to 30 June 2024.

In accordance with the provisions of Section 149 of the Act and Regulation 25(2A) of the LODR Regulations, an Independent Director shall be eligible for reappointment on passing of a special resolution by the Company.

Mr. Joshi was the CEO of Hindustan Zinc Limited from 2012 to 2015 and was also appointed as president of Global Zinc Business. He provided guidance to Gold Mines in Armenia during 2004 to 2006, engaged and worked closely with companies like SRK / AMC etc. for Benchmarking and Mining Methodology evaluations. Mr. Joshi has served as Chief of Mining Operations at Rampura Agucha Mines and successfully executed mine planning & production ramp up which positioned it to world’s number one Zinc-Lead mine for consecutive eight years since 2009. Mr. Joshi has over 44 years of professional experience in mining and has exemplary track record of nurturing world’s one of largest integrated Zinc, Lead and Silver producing organisation globally with high performance culture that brings out the best in employees to propel strategic and meticulous execution and deliver extraordinary results. Mr. Joshi is a senior executive of global repute with proven track record. He, in his long global career has been recognised with numerous awards including National Mineral Award by Govt. of India for outstanding contribution in Mining Technology in 2006, Business Today CEO Award, HZL Gold Medal Award by Indian Institute of Metals. In 2012, he was also felicitated by then Hon’ble Finance Minister Pranab Mukherjee for his excellent contribution in Mining Sector. He is also a member of The Institution of Engineers (India), Mining Engineers Association of India (MEAI), Mining Geological & Metallurgical Institute of India (MGMI) and Indian Institute of Mineral Engineers (IIME). He is also the co-author of a book titled “Blast Design Theory and Practice” and has written various technical papers in relation to exploration and mining since 1995. He completed his Bachelor’s in Mining from MBM Engineering College, Jodhpur and possesses Diploma from Paris School of Mines in Economic Evaluation of Mining Projects.

Mr. Joshi fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16 of the LODR Regulations. The Company has received all statutory disclosures/declarations from Mr. Joshi including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“the Appointment Rules”), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act read with Rule 6 of Companies (Appointment and Qualifications of Directors) Rules, 2014. The Company Notice has also received a notice under Section 160 of the Act from a member, intending to nominate Mr. Akhilesh Joshi for the office of Independent Director.

12	Vedanta Limited

Notice

Mr. Joshi is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent to act as Director on the Board of the Company.

In the opinion of the Board, Mr. Joshi fulfills the conditions for his reappointment as an Independent Director as specified in the Act and the Rules made thereunder and is independent of the management.

Mr. Joshi will be entitled to receive remuneration by way of sitting fees for attending the Meetings of the Board and the Committees as approved by the Board of Directors from time to time, reimbursement of expenses for participation in the Board/Committee meetings. Further, subject to the provisions of the Act & LODR Regulations, he will also be entitled to commission as per the recommendation of the Nomination & Remuneration Committee and Board.

A copy of the letter of reappointment, setting out his terms and conditions of reappointment will be available for electronic inspection by the members.

In accordance with the provisions of Section 149 of the Act read with Schedule IV thereto, the appointment of Independent Directors requires approval of the Members. Further, as per Regulation 25(2A) of the LODR Regulations, effective 01 January 2022, reappointment of an Independent Director shall be subject to the approval of Members by way of a special resolution. Accordingly, the appointment of Mr. Joshi as an Independent Director requires approval of the Members by passing a special resolution.

Save and except Mr. Akhilesh Joshi and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 5.

The Board of Directors accordingly recommends the Special resolution as set out at Item No. 5 of the Notice for the approval of the members.

Item No. 6, 7 and 8

The Securities and Exchange Board of India (“SEBI”), vide its notification dated November 09, 2021, has notified SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2021 (“Amendments”) introducing amendments to the provisions pertaining to the Related Party Transactions under the LODR Regulations. The aforesaid amendments inter-alia included replacing of current threshold, i.e., 10% (ten per cent) of the listed entity’s consolidated turnover, for determination of material Related Party Transactions requiring prior Shareholders’ approval with the threshold of lower of ₹1,000 Crores (Rupees One thousand Crores) and 10% (ten per cent) of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity (“Revised Materiality Threshold”). Accordingly, the threshold for determination of material Related Party Transactions under Regulation 23(1) of the LODR Regulations has been reduced with effect from April 01, 2022.

Additionally, SEBI vide its circular dated April 08, 2022 also clarified that “In order to facilitate listed entities to align their processes to conduct AGMs and obtain omnibus shareholders’ approval for material RPTs it has been decided to specify that the shareholders’ approval of omnibus RPTs approved in an AGM shall be valid upto the date of the next AGM for a period not exceeding fifteen months and in case of omnibus approvals for material RPTs, obtained from shareholders in General Meetings other than AGMs, the validity of such omnibus approvals shall not exceed one year”.

Given the nature of the industry, the Company works closely with its related parties (including holding companies, subsidiaries, fellow subsidiaries and joint ventures) to achieve its business objectives and enters into various operational transactions with its related parties, from time to time, in the ordinary course of business and on arm’s length basis.

Amongst the transactions that Company executes with its related parties, the estimated value of the contract(s)/ arrangement(s)/ transaction(s) with Bharat Aluminium Company Limited (“BALCO”), ESL Steel Limited (“ESL”) formerly known as Electrosteel Steels Limited, subsidiaries of the Company and Sterlite Power Transmission Limited (“SPTL”), a fellow subsidiary of the Company, may exceed the Revised Materiality Threshold in FY 2023 and hence the Company is approaching the members for approval of the Material RPTs with BALCO, ESL and SPTL respectively for FY 2023. The value of RPTs with BALCO, ESL and SPTL for the period commencing from April 1, 2022 till the date of this Notice has not exceeded the threshold of ₹1,000 Crores and the Company will ensure that the same does not exceed the said threshold up to the date of the AGM.

Transaction Details

a)

BALCO, a subsidiary of the Company is one of the leading aluminium producers in the world and has 5.70 lakhs MTPA aluminium plants smelters capacity comprising 2.45 lakhs MTPA and 3.25 lakhs MTPA plants with 2,010 MW of power plants comprising captive power plant 1,710 MW and independent power plant of 300 MW at Korba (Chhattisgarh). BALCO produces wire rod, ingots and rolled products. Vedanta Limited (“VEDL”) and the Government of India respectively hold 51% and 49% of the paid up equity share capital of BALCO.

b)

ESL is a fully integrated iron and steel plant, situated at Siyaljori Village in Bokaro, Jharkhand with capacity of 1.5. MTPA and an expansion plan underway to double the existing capacity. ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron (“DI”) pipe products in open market and has established its presence in the domestic market. It primarily caters to the construction, infrastructure, and automotive sectors in India, with its wire rod, TMT, and DI pipe products. ESL is a subsidiary of Vedanta Limited (“VEDL”) wherein the Company holds 95.49% of its share capital.

c)

SPTL is a public Company, primarily engaged in the business of developing integrated power transmission infrastructure and providing solution services with over 25% market share, making it one of the largest private sector operators in India. Its Global Infrastructure business line bids for, designs, constructs, owns and operates power transmission assets and currently has operations in India and Brazil. Its Solutions business line consists of the Products sub-segment, which manufactures and supplies a wide range of products including high performance power conductors, optical ground wire and extra-high voltage cables; and the Master System Integration sub- segment, which provides solutions for the upgrade, uprate and fiberization of existing transmission infrastructure projects. SPTL also operates Convergence business line, which leverages existing power utility infrastructure for telecommunications purposes by building optical fibre infrastructure on top of existing utilities networks. SPTL is a fellow subsidiary of Vedanta Limited (“VEDL”) and holds 1.56% of equity share capital of SPTL. Volcan Investments Limited is the ultimate holding Company for both SPTL and VEDL.

d)

The RPTs with BALCO, ESL and SPTL will help the Company achieve synergies and economies of scale and will be in the best interest of the members. Further, the above RPTs would help bring efficiency in operational and logistics costs, strengthen sustainability and leverage knowledge pool across functions.

The relevant information pertaining to Material Related Party Transactions with BALCO, ESL and SPTL as required under Rule 15 of the Companies (Meetings of Board and its Powers) Rules, 2014 as amended till date and SEBI Circular No. SEBI/ HO/CFD/CMD1/CIR/P/2021/662 dated November 22, 2021 and in terms of Guidelines on RPTs disclosures issued by the Proxy Advisory firms, is given below:

Sr. No.	Particulars	Details / Information pertaining to Transaction
1.	Name of the Related Party	Bharat Aluminium Company Limited (“BALCO”)	ESL Steel Limited (“ESL”)	Sterlite Power Transmission Limited (“SPTL”)

2.	Nature of relationship	BALCO is a subsidiary wherein the Company holds 51% of the share capital.	ESL is a subsidiary wherein the Company holds 95.49% of the share capital.	SPTL is a fellow subsidiary of the Company and the Company also holds 1.56% of the share capital of SPTL.

3.	Nature, material terms, monetary value and particulars of contracts or arrangement	The transaction involves Sale of goods and services, stores and spares and fixed assets, Purchase of goods and services, stores and spares, fixed assets and availing/rendering of services or any other transactions for transfer of resources, services or obligations and other reimbursements for business purpose from/ to BALCO during FY 2023, aggregating up to ₹4,984 Crores.	The transaction involves Sale of Goods (including Coal, Coke and other materials) and Services, Stores and Spares, Fixed Assets, Purchase of Goods and Services, Stores and Spares, Fixed Assets or any other transactions for transfer of resources, services or obligations and other reimbursements for business purpose from/ to ESL during FY 2023, aggregating up to ₹1,712 Crores.	The transaction involves Sale of Goods (including Aluminium wire rods, hot metal and Copper rods) and Services, Stores and Spares, Fixed Assets, Purchase of Goods and Services, Stores and Spares, Fixed Assets or any other transactions for transfer of resources, services or obligations and other reimbursements for business purpose from/ to SPTL during FY 2023, aggregating up to ₹1,965 Crores.

4.	Tenure of the proposed transaction	1 year, i.e., FY 2023	1 year, i.e., FY 2023	1 year, i.e., FY 2023

5.	Value of the proposed transaction	₹4,984 Crores for FY 2023	₹1,712 Crores for FY 2023	₹1,965 Crores for FY 2023

6.	Any advance paid or received for the contract or arrangement, if any	None	None	None

7.	A statement that the valuation or other external report, if any, relied upon by the listed entity in relation to the proposed transaction will be made available through the registered email address of the shareholders	The proposed RPTs have been evaluated by a globally reputed external independent consulting firm in terms of pricing and arm’s length criteria and the report confirms that the proposed RPTs are at arm’s length. The reports will be made available by the Company through the registered email address of the shareholders upon request.

8.	Percentage of the Company’s annual consolidated turnover for the immediately preceding Financial Year 2021-22, that is represented by the value of the proposed RPT	~3.80%	~ 1.30%	~ 1.50%

14	Vedanta Limited

Notice

Sr. No.	Particulars	Details / Information pertaining to Transaction
9.	Justification for why the proposed transaction is in the interest of the listed entity	The RPTs with BALCO, ESL and SPTL will help the Company achieve synergies and economies of scale and will be in the best interest of the members. Further, the above RPTs would help bring efficiency in operational and logistics costs, strengthen sustainability and leverage knowledge pool across functions. Also refer to the section on “Transaction Details” above.

10.	If the transactions relates to any loans, inter-corporate deposits, advances or investments made or given by the listed entity or its subsidiary	Not Applicable	Not Applicable	Not Applicable

11.	Company’s Audit and Risk Management Committee approval	The proposed transactions with BALCO, ESL and SPTL have been unanimously approved and recommended by the Audit and Risk Management Committee of Vedanta Limited which comprises only of Independent Directors.

12.	Counter party’s Board and Audit Committee approval	These proposed transactions have also been approved by the Audit Committee of the BALCO, ESL and SPTL, respectively.

Members may note that the Company has been undertaking such transactions of similar nature with BALCO, ESL and SPTL in the past financial years, in the ordinary course of business and on arms’ length after obtaining requisite approvals from the Audit and Risk Management Committee of the Company. The maximum annual value of the proposed transactions with aforesaid related parties is estimated on the basis of Company’s current transactions with them and future business projections.

The Board of Directors of the Company, upon the approval and recommendation of the Audit and Risk Management Committee but subject to approval of the members, have approved the foregoing RPTs with BALCO, ESL and SPTL.

None of the promoters/ promoter group entities, Directors/ Key Managerial Personnel of the Company/their relatives in any of the proposed transactions, except to the extent of their shareholding in the Company. Except Mr. Dindayal Jalan who is a common Independent Director between the Company and BALCO, there are no common directors between the Company and the above related parties.

Pursuant to Regulation 23 of the LODR Regulations, members may also note that no related party of the Company shall vote to approve the resolutions No. 6, 7 and 8 whether the entity is a related party to the particular transaction or not.

The Board of Directors recommends the Ordinary resolution(s) as set out at Item No. 6, 7 and 8 of the Notice for approval of the members.

Item No. 9

In accordance with the provisions of Section 148 of the Act read with Rule 14 the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit and Risk Management Committee and approved by the Board of Directors, is required to be ratified by the members of the Company at the General Meeting.

The Board of Directors, on the recommendation of the Audit and Risk Management Committee had at its meeting held on 27 April 2022 approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various segments, for the financial year ending 31 March 2023 and subject to ratification by members, fixed their remuneration as per the following details:

SI. No.	Businesses	Cost Auditors	Audit Fees for FY 2023*
1	Vedanta Limited (other than Oil & Gas) and lead cost auditor	M/s. Ramanath Iyer & Co. (Lead Auditor)	₹	15,00,000

2	Oil & Gas	M/s. Shome and Banerjee	₹	5,50,000

*	Fee excludes OPE and Taxes

The cost audit is applicable to all businesses of the Company and carried out in accordance with Section 148 of the Act read with the Companies (Cost Records and Audit) Amendment Rules, 2014. The remuneration proposed above has been benchmarked to other similar sized companies in the sector.

Accordingly, ratification by the members is being sought to the remuneration payable to the Cost Auditors for the financial year ending 31 March 2023 by way of an Ordinary Resolution as set out in Item No.9 of the Notice.

None of the Directors/Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 9 of the Notice.

The Board of Directors recommends the Ordinary resolution as set out at Item No. 9 of the Notice for approval of the members.

By Order of the Board of Directors

Sd/

Prerna Halwasiya

Company Secretary & Compliance Officer

ACS No. 20856

Place: New Delhi

Dated : 05 July 2022

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue,

Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

E-mail ID: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com

Tel.: +91 22 6643 4500; Fax: +91 22 6643 4530

Annexure to the Notice of AGM

Details under Regulation 36(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in terms of Secretarial Standard 2, in respect of the Directors seeking appointment/reappointment:

Name of Director	Ms. Priya Agarwal	Mr. Akhilesh Joshi
Director Identification Number (DIN)	05162177	01920024

Age	10 August 1989 (32 years)	25 January 1954 (68 years)

Date of first appointment /	17 May 2017 (appointment)	01 July 2021 (appointment)

reappointment	17 May 2020 (reappointment)	01 July 2022 (reappointment)

Qualification, Brief resume/Experience (including expertise in specific functional area)	As detailed in the Notice along with explanatory statement in Item No. 6 of the AGM Notice dated 07 September 2020	As detailed in this Notice along with explanatory statement in Item No. 5

Terms and Conditions of Appointment/ Re-appointment	As detailed in this Notice along with explanatory statement in Item No. 6 of the AGM Notice dated 07 September 2020	As detailed in this Notice along with explanatory statement in Item No. 5

Remuneration last drawn (including sitting fees, if any)	As mentioned in the Corporate Governance Report	As mentioned in the Corporate Governance Report

Remuneration proposed to be paid	As per existing terms and conditions	As per existing terms and conditions

Shareholding in the Company as on 31 March 2022 (including shareholding as Beneficial Owner)	Nil	200 equity shares of ₹1/- each

Relationship with other Directors/Key Managerial Personnel/ Managers	Daughter of Mr. Anil Agarwal	None

Number of meetings of the Board attended during the year	As mentioned in the Corporate Governance Report	As mentioned in the Corporate Governance Report
Directorship of other Boards as on 31 March 2022	Anil Agarwal Foundation	Public Companies:
1. Hindustan Zinc Limited 2. Rajasthan State Mines and Minerals Ltd. 3. Ferro Alloys Corporation Limited 4. FACOR Power Limited 5. Wolkem Industries Limited 6. Wolkem India Limited
Membership/Chairmanship of Committees of the other Boards as on 31 March 2022	None	Audit and Risk Management Committee:

1. Hindustan Zinc Limited–Member

Audit Committee:

1. Wolkem Industries Limited – Member 2. Wolkem India Limited – Member 3. Rajasthan State Mines and Minerals Ltd. – Member 4. FACOR Power Limited - Member

Nomination & Remuneration Committee:

1. Hindustan Zinc Limited – Chairperson 2. Wolkem Industries Limited – Member 3. Wolkem India Limited – Member 4. FACOR Power Limited - Chairperson

Corporate Social Responsibility Committee:

1. Hindustan Zinc Limited – Member 2. Rajasthan State Mines and Minerals Ltd. – Member

Sustainability & ESG Committee:

1. Hindustan Zinc Limited – Chairperson

16	Vedanta Limited